CUSIP No. 449172 10 5	Schedule 13G	Page 1 of 4 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Hyster-Yale Materials Handling, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

449172 10 5

(CUSIP Number)

September 28, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449172 10 5	Schedule 13G	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beatrice B. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 680,523
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 680,523
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 680,523
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.11%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172 10 5	Schedule 13G	Page 3 of 4 Pages

Item 1(a). Name of issuer: Hyster-Yale Materials Handling, Inc.

Item 1(b). Address of issuer’s principal executive offices: 5875 Landerbrook Drive, Cleveland, Ohio 44124

Item 2(a). Name of person filing: Beatrice B. Taplin

Item 2(b). Address or principal business office or, if none, residence: 11 Cherry Hills Drive, Englewood, Colorado 80110

Item 2(c). Citizenship: United States of America

Item 2(d). Title of class of securities: Class A Common stock, par value $0.01 per share

Item 2(e). CUSIP No.: 449172 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  ☐  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)  ☐  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)  ☐  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)  ☐  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)  ☐  An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)  ☐  An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)  ☐  A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)  ☐  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  ☐  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment

            Company Act of 1940 (15 U.S.C. 80a-3);

(j)  ☐  A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)  ☐  Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)

             (J), please specify the type of institution:

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned: 680,523

(b)	Percent of class: 8.11%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 680,523

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 680,523

CUSIP No. 449172 10 5	Schedule 13G	Page 4 of 4 Pages

Item 5.	Ownership of 5 Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Beatrice B. Taplin
Signature

Beatrice B. Taplin
Name / Title

Dated: October 9, 2012